SECURITIES AND EXCHANGE COMMISSION

                                   Washington, D. C.  20549



                                           FORM 11-K


(Mark One)
                     [X]    Annual Report Pursuant to Section 15(d) of the
                                   Securities Exchange Act of 1934

                             For the fiscal year ended December 31, 1995

                                              OR

                    [  ] Transition Report Pursuant to Section 15(d) of the
                                Securities Exchange Act of 1934







                                     THE LL&E SAVINGS PLAN
                                   (Full title of the plan)







                          THE LOUISIANA LAND AND EXPLORATION COMPANY
               (Name of the issuer of the securities held pursuant to the plan)

                                      909 Poydras Street
                                        P. O. Box 60350
                                 New Orleans, Louisiana  70160
                            (Address of principal executive office)

                               Financial Statements and Exhibits

                                                          Page
                                                         Number
  (a)     Financial statements:                             Herein

          Independent Auditors' Report ...................     3

          Statements of Financial Condition - December 31,
            1995 and 1994.................................     4

          Statements of Income and Changes in Plan
            Equity - years ended December 31, 1995 and
             1994 and 1993.................................     5

          Notes to Financial Statements...................  6-15

          Schedules:
             Schedule I - omitted because the required
               information is shown in the financial
               statements or the notes thereto.

             Schedule II - Allocation of Plan Assets and
               Liabilities to Investment Programs......... 16-22

             Schedule III - Allocation of Plan Income
               (Loss) and Changes in Plan Equity to
               Investment Programs........................ 23-32

    (b)   Exhibits:

          Exhibit No.                     Description

              23            Consent of KPMG Peat Marwick LLP



                                          SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of The LL&E Savings Plan have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

                                     THE LL&E SAVINGS PLAN



Date: June 26, 1996                  /s/Richard A. Bachmann

                                     Richard A. Bachmann
                                     Benefits Committee

                                 INDEPENDENT AUDITORS' REPORT


The Louisiana Land and Exploration Company
Benefits Committee:


We have audited the statements of financial condition of The LL&E Savings Plan as of December 31, 1995 and 1994, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 1995. In connection with our audits of the financial statements, we also have audited financial statement Schedules II and III. These financial statements and the financial statement schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 1995 and 1994, and the income and changes in plan equity for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.



                                        s/ KPMG Peat Marwick LLP

                                        KPMG Peat Marwick LLP

New Orleans, Louisiana
June 21, 1996

                                          THE LL&E SAVINGS PLAN
                                    Statements of Financial Condition
                                       December 31, 1995 and 1994


                                                                           1995              1994
ASSETS
   Cash and cash equivalents at cost plus accrued
     interest                                                          $        47               101
   Capital Stock of The Louisiana Land and Exploration
     Company                                                            47,101,623        42,664,497
   LL&E Royalty Trust Units of Beneficial Interest                         174,254           195,349
   Investment in:
     Schwab Value Advantage Fund                                        10,037,264            -
     Vanguard Bond Index Total Bond Market Fund                          3,574,287            -
     Vanguard Index Trust 500 Portfolio                                 11,238,516            -
     PBHG Growth Fund                                                    8,497,014            -
     Janus Worldwide Fund                                                3,506,524            -
   Investment in Putnam Funds:
     Daily Dividend Trust                                                   -              6,664,318
     U.S. Government Income Trust                                           -              6,603,344
     Fund for Growth and Income                                             -             10,970,323
     Convertible Income - Growth Trust                                      -              6,215,286
   Loans to participants                                                 4,173,607         4,263,797

                                                                       $88,303,136        77,577,015


LIABILITIES AND PLAN EQUITY
   Loans payable to LL&E                                               $ 1,913,564         5,157,644
   Interest payable to LL&E                                                  3,925             3,358

   Plan equity                                                          86,385,647        72,416,013

                                                                       $88,303,136        77,577,015




See accompanying notes to financial statements.



                                          THE LL&E SAVINGS PLAN
                             Statements of Income and Changes in Plan Equity
                              Years ended December 31, 1995, 1994 and 1993



                                                         1995              1994              1993
Investment income:
   Interest and royalties                            $ 1,035,135         1,425,484         1,162,022
   Dividends:
     Capital Stock of The Louisiana Land
       and Exploration Company                           283,850         1,199,222         1,196,226
     Other investments                                   481,855           680,655           679,768
                                                         765,705         1,879,877         1,875,994

Interest income on loans to participants                 299,165           245,002           235,253

Net realized gains (losses) on disposition
   of investments                                      2,429,335        (1,505,138)          413,112

Net unrealized appreciation (depreciation)
   of investments                                     10,094,499        (5,033,997)        7,577,971

Contributions:
   Employer Allocated                                  3,095,618         3,250,249         2,596,344
   Employer Unallocated                                  233,339           198,892           560,014
   Employees                                           3,264,555         4,400,560         2,418,216

Benefit payments for terminations and
   withdrawals                                        (6,991,756)       (1,673,641)       (4,990,388)

Interest expense                                        (255,961)         (581,208)         (856,015)

Income and changes in plan equity
   for year                                           13,969,634         2,606,080        10,992,523

Plan equity beginning of year                         72,416,013        69,809,933        58,817,410

Plan equity end of year                              $86,385,647        72,416,013        69,809,933



See accompanying notes to financial statements.

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements
                               December 31, 1995, 1994 and 1993

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       A.     Basis of Presentation

              The accompanying financial statements have been prepared on the accrual basis and present the equity available to participants in The LL&E Savings Plan (the Plan) and changes in equity of the Plan. Certain amounts have been reclassified to conform to the current period's presen-tation.

              Benefits payable for terminations and withdrawals are included in Plan equity and are charged to income when paid. This accounting method differs from that required in Department of Labor Form 5500 which requires benefits payable to be accrued and charged to income in the period the liability arises. Accordingly, Plan equity as of December 31, 1995 and 1994 and income and changes in Plan equity for each of the years in the three-year period ended December 31, 1995 differ from that reported in Form 5500 as follows:

                                                                               Plan Equity
                                                                           1995              1994
            As reported herein                                         $86,385,647        72,416,013
            Effect of accrued benefits payable                          (1,122,952)       (2,633,502)
            As reported in Form 5500                                   $85,262,695        69,782,511

                                                          Income and Changes in Plan Equity
                                                           1995              1994            1993
            As reported herein                         $13,969,634         2,606,080      10,992,523
            Effect of accrued benefits payable           1,510,550        (2,470,187)      2,288,059
            As reported in Form 5500                   $15,480,184           135,893      13,280,582

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

       B.     Investment in Trust Funds managed by the Trustees

              Prior to July 1995, a trust agreement between LL&E and Putnam Fiduciary Trust Company (Putnam), provided for Putnam to maintain trust funds on behalf of the Plan. In July 1995, LL&E changed the Plan's trustee to Charles Schwab Trust Company (Schwab). The major provisions of the Plan were unaffected by this change as were Funds A, B and C. However, the Participants' four investment options which were managed by Putnam as represented by Funds D, E, F and G were changed to provide five diverse mutual funds maintained by Schwab designated as Funds D,
              E, F, G and H.   The trust funds were and are now
              segregated into investment funds as follows:

                o Fund A for employees' and employer's contributions which are invested primarily in Capital Stock of LL&E.

                o Fund B for loans to participants. The notes receivable resulting from loans to participants are maintained in this fund. Benefit payments for terminations and withdrawals in this fund relate to the cancellation of loans by participants with-drawing from the Plan.

                o Fund C contains LL&E Royalty Trust Units of Beneficial Interest. No new amounts are being invested in this fund, except that income on existing Royalty Trust Units and any repayments of loans to participants in this fund are reinvested in additional Units.

                o Fund D for employees' contributions which, prior to June 1995, were invested in the Putnam Daily Dividend Trust, a mutual fund which invested in money market instruments. Beginning in July 1995, these contributions are invested in the Schwab Value Advantage Money Fund, which invests in high quality short-term debt securities such as certificates of deposit, commercial paper and publically traded bonds.

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

                o Fund E for employees' contributions which, prior to July 1995, were invested in the Putnam U.S. Govern-ment Guaranteed Securities Income Trust, a fund which invested exclusively in securities backed by the full faith and credit of the United States government and repurchase agreements with respect to these securities. Beginning in July 1995, these contributions are invested in the Vanguard Bond Index Total Bond Market Fund, which invests in a portfolio of fixed income securities selected to match the Lehman Brothers Aggregate Bond Index which encompasses U.S. Treasury and agency securities, corporate bonds and mortgage-backed securities, with maturities greater than one year.

                o Fund F for employees' contributions which, prior to July 1995, were invested in the Putnam Fund for Growth and Income, a fund which invested primarily in a variety of common stocks. Beginning in July 1995, these contributions are invested in the Vanguard Index Trust 500 Portfolio, which invests in all 500 stocks in the Standard & Poor's 500 Index in approximately the same proportions as they are represented in the Index.

                o Fund G for employees' contributions which, prior to July 1995, were invested in the Putnam Convertible Income-Growth Trust, a fund which invested primarily in convertible bonds and convertible preferred stocks. Beginning in July 1995, these contributions are invested in the PBHG Growth Fund,which invests in common stocks and convertible securities of companies with market capitalization or annual revenues under $1.5 billion.


                o Fund H, a new fund for employees contributions which, beginning in July 1995, are invested in the Janus Worldwide Fund, which invests in common stocks of foreign and domestic companies.


              Participants in the Plan are permitted to direct the investment of their contributions to the Plan in any of Funds A, D, E, F, G or H and up to eight transfers per year between these funds are allowed on a daily basis.

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

              The investment and changes therein of all funds are determined through the use of quoted market prices.

              Realized gains or losses and unrealized appreciation or depreciation of investments are determined in accordance with Department of Labor regulations for Form 5500. The cost basis of investments are either fair market value at the beginning of the year and/or cost of current year additions, as appropriate. Dispositions of investments are on a first-in first-out basis.

       The number of participants by fund at December 31, 1995 was as follows:

                                             Number of
                       Fund                Participants

                        A                      774
                        B                      382
                        C                      113
                        D                      326
                        E                      277
                        F                      585
                        G                      592
                        H                      412

       Since, within certain limitations, investments may be made simultaneously in more than one fund by an individual participant, an individual may be included more than once in the above count. The individual participants in the Plan at December 31, 1995 numbered 774.

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

2.     CONTRIBUTIONS AND BENEFITS

       The Plan is a contributory savings plan sponsored by LL&E.
       Individuals eligible for participation in the Plan are the employees of LL&E and of any affiliated corporation (as defined in the Plan) that has adopted the Plan.

       The major provisions of the Plan as of December 31, 1995 are as follows:

       A.     Non-Contributory Participation

              The employer contributes monthly to the Plan participants' accounts an amount determined in accordance with the following schedule:

                                                   Percent of Covered
               Credited Service                      Compensation
              Less than 5 years                              2%
              5 years or more                                4%

              Non-contributory participation is not dependent on the eligible employees' contributory participation.

       B.     Contributory Participation

              Employees are allowed to make tax-deferred contributions to the Plan in the amount of between 2% and 12% of compensation. The amount of tax-deferred contributions are limited by federal tax legislation. Where tax-deferred contributions elected by participants exceed these limitations, any excess tax-deferred contributions are distributed to the affected parties.

              The employer will contribute an amount to the participants' accounts based on a percentage of the dollar amount contributed voluntarily, if any, by the participants. The additional employer's contributions are applicable to voluntary participant contributions which are not in excess of 6% of covered compensation and are determined in accordance with the following schedule:

                                                   Percent of Voluntary
                                                   Contribution Matched
               Credited Service                        by Employer

              Less than 5 years                              50%
              5 years or more                               100%

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

              The employer will also make monthly contributions sufficient to repay the ESOP loans (see Note 4), and these contributions result in an allocation of shares of Capital Stock of LL&E (valued as of the date of their acquisition by the Plan) applied toward satisfaction of the employer's contribution obligation set forth in A and B above.

              Participants pay no federal income tax on their tax-deferred contributions or on the employer contributions, or on any earnings on their accounts, until withdrawals or distributions are made from their accounts.

       C.     Other Significant Plan Provisions

              Participants in the Plan become fully vested in their account balance derived from employer contributions upon the earliest to occur of the following:

                o     Completion of five years of service
                o     Attainment of age 65
                o Retirement pursuant to the early retirement provisions of The LL&E Pension Plan
                o     Death
                o Termination of employment by reason of a reduction in labor force
                o     Total disability, as defined in the Plan
                o Acquisition of 30% or more of LL&E's outstanding voting securities by any one person, entity or group without approval by the Board of Directors of LL&E
                o Under certain circumstances in the event of a change in control as defined in The LL&E Special Termination Benefit Plan in the case of certain employees covered by said plan.

              Participants are at all times fully vested in their account balance derived from their own contributions, including any earnings or losses thereon.

              Participants may elect that the vested portions of employer and employee contributions, plus income or earnings thereon, be distributed to them in a lump sum i) as soon as practicable following termination of employ-ment, ii) on or about the date one year after termination

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

              of employment or iii) on or about age 65. Upon termi-nation, other than described above, nonvested employer contributions and earnings thereon are forfeited by participants and such amounts reduce employer contribu-tions under the Plan.

              Participants in the Plan may make a qualified plan rollover contribution or an individual retirement account rollover contribution, as defined in the Plan. The contributions may only be made if they meet the require-ments of a tax-free rollover for federal income tax purposes. Amounts are invested in Funds A, D, E, F, G or H as designated by the participant.

              Participants can withdraw all or any portion of their after-tax contributions, plus earnings thereon. Parti-cipants cannot withdraw any tax-deferred contributions or any earnings thereon while employed at LL&E.

              Participants may, as of any valuation date, withdraw all or any portion of their vested account balance derived from matching employer contributions, and any earnings thereon, subject to several specific rules as defined in the Plan.

              Participants may borrow (Fund B) from the portions of their account derived from employer contributions except ESOP's, transfers from the LL&E Benefit Plan and tax-free rollovers, and employee tax-deferred contributions, and any earnings thereon, subject to several specific rules as defined in the Plan. A participant may have two loans outstanding at any given time but no loan(s) from the Plan may be in excess of the lesser of $50,000 or 50% of the participant's vested account balance. Repayments will be made through bi-weekly payroll deductions over optional terms of from twelve to sixty months (in twelve month increments) and may be prepaid by paying the full outstanding balance. The annual loan interest rate is fixed from time to time at the prime rate. Loans are secured by the applicable participants' vested account balance.

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

              The amended and restated Plan document and subsequent amendments more fully explain the details of the Plan and are made available to Plan participants by the Plan administrator.

       3.     NET REALIZED GAINS (LOSSES) ON DISPOSITION OF INVESTMENTS

              The following is a summary of net realized gains (losses) on the disposition of investments for the years ended December 31, 1995, 1994 and 1993:

                                                             1995             1994            1993
            Aggregate market value of Capital
              Stock of LL&E sold                          $ 9,984,928       6,443,311       8,117,331

            Aggregate cost basis of Capital
              Stock of LL&E sold                           10,606,424       7,810,499       7,886,500

            Net realized gains (losses) on
              sale of Capital Stock of LL&E                  (621,496)     (1,367,188)        230,831

            Aggregate market value of
             other investments sold                        50,876,916       5,255,510       6,740,984

            Aggregate cost basis of other
             investments sold                              47,826,085       5,393,460       6,558,703

            Net realized gains (losses) on
             sale of other investments                      3,050,831        (137,950)        182,281

                                                          $ 2,429,335      (1,505,138)        413,112

       4.     EMPLOYEE STOCK OWNERSHIP PLAN FUND

              In November 1987, the Employee Stock Ownership Fund
              (ESOP) was created using funds borrowed from LL&E. To fund the ESOP I, LL&E borrowed $10.2 million (unsecured) from a bank and loaned the proceeds to the ESOP I. The ESOP I then used the proceeds to acquire 374,678 shares of LL&E Capital Stock at an average market price of $27 1/8 per share. The loan to the ESOP I is secured by LL&E's Capital Stock owned by the ESOP I, was subject to substantially the same repayment terms as LL&E's bank loan (November 1994) and the interest rate was fixed at 8.2%. By amendment dated November 19, 1994 to the loan agreement, LL&E's loan to ESOP I was extended to November 1997 and the interest rate was fixed at 7.4%. The ESOP I

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

              will repay the loan, with interest, from LL&E's contributions to the fund along with quarterly dividends paid on the Capital Stock acquired with the ESOP I loan proceeds.

              The Capital Stock of LL&E acquired by the ESOP I was initially classified as unallocated by the Plan. As principal payments are made to LL&E, shares of Capital Stock are reclassified to allocated in an amount equal to the principal payment divided by the average purchase price of $27 1/8. As of December 31, 1995, 365,948 shares of Capital Stock have been reclassified to allocated.

              On May 3, 1988, LL&E obtained additional financing of approximately $14 million (unsecured) from a bank and loaned the proceeds to the ESOP II. The ESOP II then used the proceeds to acquire 461,690 shares of LL&E Capital Stock at an average purchase price of $30.25 per share. The loan to the ESOP II is secured by LL&E's Capital Stock owned by the ESOP II, was subject to substantially the same repayment terms as LL&E's bank loan (May 1995) and the interest rate was fixed at 8.2%. By amendment dated May 31, 1995 to the loan agreement, LL&E's loan to ESOP II was extended to May 1998 and the interest rate was fixed at 6.1%. The ESOP II will repay the loan, with interest, from LL&E's contributions to the fund along with quarterly dividends paid on the Capital Stock acquired with the ESOP II loan proceeds.

              The Capital Stock of LL&E acquired by the ESOP II was initially classified as unallocated by the Plan. As principal payments are made to LL&E, shares of Capital Stock are reclassified to allocated in an amount equal to the principal payment divided by the average purchase price of $30.25. As of December 31, 1995, 407,508 shares of Capital Stock have been reclassified to allocated.

       5.     DISTRIBUTION OF LL&E ROYALTY TRUST UNITS OF BENEFICIAL
              INTEREST

              LL&E Royalty Trust Units of Beneficial Interest (the Units) were distributed by LL&E to holders of record of its Capital Stock on June 22, 1983 on the basis of one Unit for each two shares of Capital Stock owned on such date. The Units received by the Plan (Fund C) were allocated among the respective accounts of participants

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

              in proportion to the number of shares of Capital Stock in each account at the record date of the distribution of the Units and are maintained separately. Monthly royalty income attributable to the Units are allocated to participants on the same basis and are reinvested in additional Units.

              Participants have the right to decide when the Units allocated to their respective accounts will be sold. Participants may exercise a single election to sell all of their Units and have the proceeds reinvested in Capital Stock of LL&E which will continue to be held in the Plan.

       6.     PLAN TERMINATION

              The Board of Directors of LL&E expects to continue the Plan indefinitely; however, they reserve the right to amend, modify or discontinue the Plan at any time. In the event of Plan termination, participants will become fully vested in their accounts.

       7.     FEDERAL INCOME TAXES

              LL&E has received a favorable determination letter from the Internal Revenue Service dated July 25, 1995, for the Plan as restated June 1, 1994, for all amendments adopted through June 15, 1994. The determination letter was approved subject to the adoption of the First Amendment to the restated Plan, which was adopted on August 21, 1995. The letter states that he Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code.

              The Plan has subsequently been amended. LL&E does not expect the Plan's qualifications under the provisions of 401(a) and 401(k) of the Internal Revenue Code or its federal income tax exempt status under Section 501(a) of the Internal Revenue Code to change due to the last amendment.

       8.     FEES AND EXPENSES

              Expenses incurred in administering the Plan are paid by the employer. Expenses in connection with investment security transactions are added to cost or deducted from proceeds, as applicable, of additions or retirements.

                                                                                          SCHEDULE II

                                           THE LL&E SAVINGS PLAN
                               Allocation of Plan Assets and Liabilities to
                                            Investment Programs
                                             December 31, 1995

                                                            Participant Directed
                                                    FUND                FUND                  FUND
                                                     A                   B                     C
ASSETS
  Cash and cash equivalents at
     cost plus accrued interest                $     -                   -                     -
  Capital Stock of The
     Louisiana Land and
     Exploration Company                          3,663,652              -                     -
  LL&E Royalty Trust Units
     of Beneficial Interest                          -                   -                    174,254
  Investment in Funds:
     Schwab Value Advantage                          -                   -                     -
     Vanguard Bond Index                             -                   -                     -
     Vanguard Index Trust 500
       Portfolio                                     -                   -                     -
     PBHG Growth                                     -                   -                     -
     Janus Worldwide                                 -                   -                     -
  Loans to participants                              -                4,173,607                -

                                               $  3,663,652           4,173,607               174,254


LIABILITIES AND PLAN EQUITY

  Loans payable to LL&E                        $     -                   -                     -
  Interest payable to LL&E                           -                   -                     -

  Plan equity                                     3,663,652           4,173,607               174,254

                                               $  3,663,652           4,173,607               174,254

  Number of units outstanding                        85,434                                    48,065

  Plan equity per unit                         $    42.8828                                    3.6254


                                                                                          (Continued)
/TABLE

                                                                                          SCHEDULE II
                                                                                          (Continued)

                                           THE LL&E SAVINGS PLAN
                               Allocation of Plan Assets and Liabilities to
                                            Investment Programs
                                             December 31, 1995

                                                            Participant Directed
                                                    FUND                FUND                 FUND
                                                     D                    E                    F
ASSETS
  Cash and cash equivalents at
     cost plus accrued interest                $     -                   -                     -
  Capital Stock of The
     Louisiana Land and
     Exploration Company                             -                   -                     -
  LL&E Royalty Trust Units
     of Beneficial Interest                          -                   -                     -
  Investment in Funds:
     Schwab Value Advantage                      10,037,264              -                     -
     Vanguard Bond Index                             -                3,574,287                -
     Vanguard Index Trust 500
       Portfolio                                     -                   -                 11,238,516
     PBHG Growth                                     -                   -                     -
     Janus Worldwide                                 -                   -                     -
  Loans to participants                              -                   -                     -

                                               $ 10,037,264           3,574,287            11,238,516


LIABILITIES AND PLAN EQUITY

  Loans payable to LL&E                        $     -                   -                     -
  Interest payable to LL&E                           -                   -                     -

  Plan equity                                    10,037,264           3,574,287            11,238,516

                                               $ 10,037,264           3,574,287            11,238,516

  Number of units outstanding                    10,037,264             352,494               195,113

  Plan equity per unit                         $     1.0000             10.1400               57.6000


                                                                                          (Continued)

                                                                                          SCHEDULE II
                                                                                          (Continued)

                                           THE LL&E SAVINGS PLAN
                               Allocation of Plan Assets and Liabilities to
                                            Investment Programs
                                             December 31, 1995

                                                                                            Employer
                                                     Participant Directed                   Directed
                                                  FUND                 FUND                  FUND
                                                    G                    H                     A
ASSETS
  Cash and cash equivalents at
     cost plus accrued interest                $     -                   -                         47
  Capital Stock of The
     Louisiana Land and
     Exploration Company                             -                   -                 43,437,971
  LL&E Royalty Trust Units
     of Beneficial Interest                          -                   -                     -
  Investment in Funds:
     Schwab Value Advantage                          -                   -                     -
     Vanguard Bond Index                             -                   -                     -
     Vanguard Index Trust 500
       Portfolio                                     -                   -                     -
     PBHG Growth                                  8,497,014              -                     -
     Janus Worldwide                                 -                3,506,524                -
  Loans to participants                              -                   -                     -

                                               $  8,497,014           3,506,524            43,438,018


LIABILITIES AND PLAN EQUITY

  Loans payable to LL&E                        $     -                   -                  1,913,564
  Interest payable to LL&E                           -                   -                      3,925

  Plan equity                                     8,497,014           3,506,524            41,520,529

                                               $  8,497,014           3,506,524            43,438,018

  Number of units outstanding                       355,226             123,469

  Plan equity per unit                         $    23.9200             28.4000


                                                                                          (Continued)

                                                                                          SCHEDULE II
                                                                                          (Continued)

                                           THE LL&E SAVINGS PLAN
                               Allocation of Plan Assets and Liabilities to
                                            Investment Programs
                                             December 31, 1995




                                                                            TOTAL
ASSETS
  Cash and cash equivalents at
     cost plus accrued interest                                          $        47
  Capital Stock of The
     Louisiana Land and
     Exploration Company                                                  47,101,623
  LL&E Royalty Trust Units
     of Beneficial Interest                                                  174,254
  Investment in Funds:
     Schwab Value Advantage                                               10,037,264
     Vanguard Bond Index                                                   3,574,287
     Vanguard Index Trust 500 Portfolio                                   11,238,516
     PBHG Growth                                                           8,497,014
     Janus Worldwide                                                       3,506,524
  Loans to participants                                                    4,173,607

                                                                         $88,303,136


LIABILITIES AND PLAN EQUITY

  Loans payable to LL&E                                                  $ 1,913,564
  Interest payable to LL&E                                                     3,925

  Plan equity                                                             86,385,647

                                                                          88,303,136



                                                                                          SCHEDULE II

                                           THE LL&E SAVINGS PLAN
                               Allocation of Plan Assets and Liabilities to
                                            Investment Programs
                                             December 31, 1994

                                                            Participant Directed
                                                    FUND                FUND                  FUND
                                                     A                   B                     C
ASSETS
  Cash and cash equivalents at
     cost plus accrued interest                $     -                   -                     -
  Capital Stock of The
     Louisiana Land and
     Exploration Company                          3,311,368              -                     -
  LL&E Royalty Trust Units
     of Beneficial Interest                          -                   -                    195,349
  Investment in Putnam Funds:
     Daily Dividend Trust                            -                   -                     -
     U.S. Government Income
       Trust                                         -                   -                     -
     Fund for Growth and
       Income                                        -                   -                     -
     Convertible Income -
       Growth Trust                                  -                   -                     -
  Loans to participants                              -                4,263,797                -

                                               $  3,311,368           4,263,797               195,349


LIABILITIES AND PLAN EQUITY

  Loans payable to LL&E                        $     -                   -                     -
  Interest payable to LL&E                           -                   -                     -

  Plan equity                                     3,311,368           4,263,797               195,349

                                               $  3,311,368           4,263,797               195,349

  Number of units outstanding                        91,034                                    45,964

  Plan equity per unit                         $    36.3751                                    4.2500


                                                                                          (Continued)
/TABLE

                                                                                          SCHEDULE II
                                                                                          (Continued)

                                           THE LL&E SAVINGS PLAN
                               Allocation of Plan Assets and Liabilities to
                                            Investment Programs
                                             December 31, 1994

                                                            Participant Directed
                                                    FUND                FUND                 FUND
                                                     D                    E                    F
ASSETS
  Cash and cash equivalents at
     cost plus accrued interest                $     -                   -                     -
  Capital Stock of The
     Louisiana Land and
     Exploration Company                             -                   -                     -
  LL&E Royalty Trust Units
     of Beneficial Interest                          -                   -                     -
  Investment in Putnam Funds:
     Daily Dividend Trust                         6,664,318              -                     -
     U.S. Government Income
       Trust                                         -                6,603,344                -
     Fund for Growth and
       Income                                        -                   -                 10,970,323
     Convertible Income -
       Growth Trust                                  -                   -                     -
  Loans to participants                              -                   -                     -

                                               $  6,664,318           6,603,344            10,970,323


LIABILITIES AND PLAN EQUITY

  Loans payable to LL&E                        $     -                   -                     -
  Interest payable to LL&E                           -                   -                     -

  Plan equity                                     6,664,318           6,603,344            10,970,323

                                               $  6,664,318           6,603,344            10,970,323

  Number of units outstanding                     6,664,318             541,702               862,447

  Plan equity per unit                         $     1.0000             12.1900               12.7200


                                                                                          (Continued)

                                                                                          SCHEDULE II
                                                                                          (Continued)

                                           THE LL&E SAVINGS PLAN
                               Allocation of Plan Assets and Liabilities to
                                            Investment Programs
                                             December 31, 1994

                                               Participant            Employer
                                                 Directed             Directed
                                                    FUND               FUND
                                                     G                   A                   TOTAL
ASSETS
  Cash and cash equivalents at
     cost plus accrued interest                $     -                      101                   101
  Capital Stock of The
     Louisiana Land and
     Exploration Company                             -               39,353,129            42,664,497
  LL&E Royalty Trust Units
     of Beneficial Interest                          -                   -                    195,349
  Investment in Putnam Funds:
     Daily Dividend Trust                            -                   -                  6,664,318
     U.S. Government Income
       Trust                                         -                   -                  6,603,344
     Fund for Growth and
       Income                                        -                   -                 10,970,323
     Convertible Income -
       Growth Trust                               6,215,286              -                  6,215,286
  Loans to participants                              -                   -                  4,263,797

                                               $  6,215,286          39,353,230            77,577,015


LIABILITIES AND PLAN EQUITY

  Loans payable to LL&E                        $     -                5,157,644             5,157,644
  Interest payable to LL&E                           -                    3,358                 3,358

  Plan equity                                     6,215,286          34,192,228            72,416,013

                                               $  6,215,286          39,353,230            77,577,015

  Number of units outstanding                       362,831           1,081,873

  Plan equity per unit                         $    17.1300             31.6047


                                                                                          SCHEDULE III

                                           THE LL&E SAVINGS PLAN
                              Allocation of Plan Income (Loss) and Changes in
                                    Plan Equity to Investment Programs
                                             December 31, 1995

                                                            Participant Directed
                                                    FUND                FUND                  FUND
                                                     A                   B                     C
Investment income:
  Interest and royalties                       $     -                   -                     16,127
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                           27,195              -                     -
     Other investments                               -                   -                     -
                                                     27,195              -                     -

  Interest income on loans
     to participants                                179,375          (1,836,295)               -

  Net realized gains (losses)
     on disposition of invest-
     ments                                          173,340              -                     (2,337)

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                          675,537              -                    (26,773)

  Contributions:
     Employer allocated                              -                   -                     -
     Employer unallocated                            -                   -                     -
     Employees                                      260,644              -                     -

  Benefit payments for
     terminations and with-
     drawals                                       (371,897)           (141,390)               (1,402)

  Interest expense                                   -                   -                     -
  Transfers between funds -
     net                                           (591,910)          1,887,495                (6,710)

  Income (loss) and changes
     in plan equity for year                        352,284             (90,190)              (21,095)

  Plan equity beginning of
     year                                         3,311,368           4,263,797               195,349

  Plan equity end of year                      $  3,663,652           4,173,607               174,254


                                                                                          (Continued)
/TABLE

                                                                                          SCHEDULE III
                                                                                          (Continued)

                                           THE LL&E SAVINGS PLAN
                              Allocation of Plan Income (Loss) and Changes in
                                    Plan Equity to Investment Programs
                                             December 31, 1995

                                                            Participant Directed
                                                    FUND                FUND                  FUND
                                                     D                   E                     F
Investment income:
  Interest and royalties                       $    497,941             371,075                -
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                           -                   -                     -
     Other investments                               -                   -                    325,371
                                                     -                   -                    325,371

  Interest income on loans
     to participants                                353,429             347,211               612,190

  Net realized gains (losses)
     on disposition of invest-
     ments                                           -                  274,227             1,967,206

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                           -                  143,404               885,263

  Contributions:
     Employer allocated                              -                   -                     -
     Employer unallocated                            -                   -                     -
     Employees                                      550,724             349,202             1,109,800

  Benefit payments for
     terminations and with-
     drawals                                     (1,472,712)           (499,621)           (1,461,358)

  Interest expense                                   -                   -                     -
  Transfers between funds -
     net                                          3,443,564          (4,014,555)           (3,170,279)

  Income (loss) and changes
     in plan equity for year                      3,372,946          (3,029,057)              268,193

  Plan equity beginning of
     year                                         6,664,318           6,603,344            10,970,323

  Plan equity end of year                      $ 10,037,264           3,574,287            11,238,516


                                                                                          (Continued)
/TABLE

                                                                                          SCHEDULE III
                                                                                          (Continued)

                                           THE LL&E SAVINGS PLAN
                              Allocation of Plan Income (Loss) and Changes in
                                    Plan Equity to Investment Programs
                                             December 31, 1995

                                                                                            Employer
                                                     Participant Directed                   Directed
                                                    FUND               FUND                   FUND
                                                     G                   H                     A
Investment income:
  Interest and royalties                       $    149,942              -                         50
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                           -                   -                    256,655
     Other investments                               -                  156,484                -
                                                     -                  156,484               256,655

  Interest income on loans
     to participants                                473,923             102,427                66,905

  Net realized gains (losses)
     on disposition of invest-
     ments                                          811,443                 291              (794,835)

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                          938,680              28,679             7,449,709

  Contributions:
     Employer allocated                              -                   -                  3,095,618
     Employer unallocated                            -                   -                    233,339
     Employees                                      774,799             219,386                -

  Benefit payments for
     terminations and with-
     drawals                                       (377,615)            (25,120)           (2,640,641)

  Interest expense                                   -                   -                   (255,961)
  Transfers between funds -
     net                                           (489,444)          3,024,377               (82,538)

  Income (loss) and changes
     in plan equity for year                      2,281,728           3,506,524             7,328,301

  Plan equity beginning of
     year                                         6,215,286              -                 34,192,228

  Plan equity end of year                      $  8,497,014           3,506,524            41,520,529


                                                                                          (Continued)
/TABLE

                                                                                          SCHEDULE III
                                                                                          (Continued)

                                           THE LL&E SAVINGS PLAN
                              Allocation of Plan Income (Loss) and Changes in
                                    Plan Equity to Investment Programs
                                             December 31, 1995




                                                                            TOTAL
Investment income:
  Interest and royalties                                                 $ 1,035,135
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                                                   283,850
     Other investments                                                       481,855
                                                                             765,705

  Interest income on loans
     to participants                                                         299,165

  Net realized gains (losses)
     on disposition of invest-
     ments                                                                 2,429,335

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                                                10,094,499

  Contributions:
     Employer allocated                                                    3,095,618
     Employer unallocated                                                    233,339
     Employees                                                             3,264,555

  Benefit payments for
     terminations and with-
     drawals                                                              (6,991,756)

  Interest expense                                                          (255,961)
  Transfers between funds -
     net                                                                      -

  Income (loss) and changes
     in plan equity for year                                              13,969,634

  Plan equity beginning of
     year                                                                 72,416,013

  Plan equity end of year                                                $86,385,647

/TABLE

                                                                                          SCHEDULE III

                                           THE LL&E SAVINGS PLAN
                              Allocation of Plan Income (Loss) and Changes in
                                    Plan Equity to Investment Programs
                                             December 31, 1994

                                                            Participant Directed
                                                    FUND                FUND                  FUND
                                                     A                   B                     C
Investment income:
  Interest and royalties                       $     -                   -                     22,917
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                           90,713              -                     -
     Other investments                               -                   -                     -
                                                     90,713              -                     -

  Interest income on loans
     to participants                                168,662          (2,237,510)               -

  Net realized gains (losses)
     on disposition of invest-
     ments                                           69,710              -                        139

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                         (334,799)             -                    (23,846)

  Contributions:
     Employer allocated                              -                   -                     -
     Employer unallocated                            -                   -                     -
     Employees                                      604,015              -                          2

  Benefit payments for
     terminations and with-
     drawals                                        (25,243)            (47,613)               (8,790)

  Interest expense                                   -                   -                     -
  Transfers between funds -
     net                                           (542,295)          2,758,000                (3,719)

  Income (loss) and changes
     in plan equity for year                         30,763             472,877               (13,297)

  Plan equity beginning of
     year                                         3,280,605           3,790,920               208,646

  Plan equity end of year                      $  3,311,368           4,263,797               195,349


                                                                                          (Continued)
/TABLE

                                                                                          SCHEDULE III
                                                                                          (Continued)

                                           THE LL&E SAVINGS PLAN
                              Allocation of Plan Income (Loss) and Changes in
                                    Plan Equity to Investment Programs
                                             December 31, 1994

                                                            Participant Directed
                                                    FUND                FUND                  FUND
                                                     D                   E                     F
Investment income:
  Interest and royalties                       $    192,906             517,122                -
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                           -                   -                     -
     Other investments                               -                   -                    680,655
                                                     -                   -                    680,655

  Interest income on loans
     to participants                                391,034             616,627               572,453

  Net realized gains (losses)
     on disposition of invest-
     ments                                           -                 (109,301)              (10,870)

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                           -                 (590,046)             (695,055)

  Contributions:
     Employer allocated                              -                   -                     -
     Employer unallocated                            -                   -                     -
     Employees                                      564,277             651,834             1,815,606

  Benefit payments for
     terminations and with-
     drawals                                       (376,107)           (101,463)             (181,476)

  Interest expense                                   -                   -                     -
  Transfers between funds -
     net                                          1,048,533          (1,754,821)             (387,230)

  Income (loss) and changes
     in plan equity for year                      1,820,643            (770,048)            1,794,083

  Plan equity beginning of
     year                                         4,843,675           7,373,392             9,176,240

  Plan equity end of year                      $  6,664,318           6,603,344            10,970,323


                                                                                          (Continued)
/TABLE

                                                                                          SCHEDULE III
                                                                                          (Continued)

                                           THE LL&E SAVINGS PLAN
                              Allocation of Plan Income (Loss) and Changes in
                                    Plan Equity to Investment Programs
                                             December 31, 1994

                                               Participant            Employer
                                                 Directed             Directed
                                                    FUND               FUND
                                                     G                   A                   TOTAL
Investment income:
  Interest and royalties                       $    691,895                 644             1,425,484
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                           -                1,108,509             1,199,222
     Other investments                               -                   -                    680,655
                                                     -                1,108,509             1,879,877

  Interest income on loans
     to participants                                577,341             156,395               245,002

  Net realized gains (losses)
     on disposition of invest-
     ments                                          (17,918)         (1,436,898)           (1,505,138)

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                         (795,233)         (2,595,018)           (5,033,997)

  Contributions:
     Employer allocated                              -                3,250,249             3,250,249
     Employer unallocated                            -                  198,892               198,892
     Employees                                      764,826              -                  4,400,560

  Benefit payments for
     terminations and with-
     drawals                                       (131,196)           (801,753)           (1,673,641)

  Interest expense                                   -                 (581,208)             (581,208)
  Transfers between funds -
     net                                           (499,002)           (619,466)               -

  Income (loss) and changes
     in plan equity for year                        590,713          (1,319,654)            2,606,080

  Plan equity beginning of
     year                                         5,624,573          35,511,882            69,809,933

  Plan equity end of year                      $  6,215,286          34,192,228            72,416,013

/TABLE

                                                                                          SCHEDULE III

                                           THE LL&E SAVINGS PLAN
                              Allocation of Plan Income (Loss) and Changes in
                                    Plan Equity to Investment Programs
                                             December 31, 1993

                                                            Participant Directed
                                                    FUND                FUND                  FUND
                                                     A                   B                     C
Investment income:
  Interest and royalties                       $     -                   -                     19,001
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                           67,121              -                     -
     Other investments                               -                   -                     -
                                                     67,121              -                     -

  Interest income on loans
     to participants                                275,225          (2,396,224)               -

  Net realized gains (losses)
     on disposition of invest-
     ments                                          354,291              -                      5,327

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                          143,962              -                     43,736

  Contributions:
     Employer allocated                              -                   -                     -
     Employer unallocated                            -                   -                     -
     Employees                                      220,746              -                     -

  Benefit payments for
     terminations and with-
     drawals                                        (96,606)            (27,327)              (24,121)

  Interest expense                                   -                   -                     -
  Transfers between funds -
     net                                           (775,941)          2,754,000                (3,279)

  Income (loss) and changes
     in plan equity for year                        188,798             330,449                40,664

  Plan equity beginning of
     year                                         3,091,807           3,460,471               167,982

  Plan equity end of year                      $  3,280,605           3,790,920               208,646


                                                                                          (Continued)
/TABLE

                                                                                          SCHEDULE III
                                                                                          (Continued)

                                           THE LL&E SAVINGS PLAN
                              Allocation of Plan Income (Loss) and Changes in
                                    Plan Equity to Investment Programs
                                             December 31, 1993

                                                            Participant Directed
                                                    FUND                FUND                  FUND
                                                     D                   E                     F
Investment income:
  Interest and royalties                       $    127,108             573,261                -
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                           -                   -                     -
     Other investments                               -                   -                    679,768
                                                     -                   -                    679,768

  Interest income on loans
     to participants                                447,585             598,726               565,083

  Net realized gains (losses)
     on disposition of invest-
     ments                                           -                   (2,444)              103,843

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                           -                 (165,530)              366,342

  Contributions:
     Employer allocated                              -                   -                     -
     Employer unallocated                            -                   -                     -
     Employees                                      338,611             553,293               839,106

  Benefit payments for
     terminations and with-
     drawals                                       (673,153)           (730,727)             (596,146)

  Interest expense                                   -                   -                     -
  Transfers between funds -
     net                                           (442,908)           (786,409)             (207,974)

  Income (loss) and changes
     in plan equity for year                       (202,757)             40,170             1,750,022

  Plan equity beginning of
     year                                         5,046,432           7,333,222             7,426,218

  Plan equity end of year                      $  4,843,675           7,373,392             9,176,240


                                                                                          (Continued)
/TABLE

                                                                                          SCHEDULE III
                                                                                          (Continued)

                                           THE LL&E SAVINGS PLAN
                              Allocation of Plan Income (Loss) and Changes in
                                    Plan Equity to Investment Programs
                                             December 31, 1993

                                               Participant            Employer
                                                 Directed             Directed
                                                    FUND               FUND
                                                     G                   A                   TOTAL
Investment income:
  Interest and royalties                       $    442,101                 551             1,162,022
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                           -                1,129,105             1,196,226
     Other investments                               -                   -                    679,768
                                                     -                1,129,105             1,875,994

  Interest income on loans
     to participants                                529,532             215,326               235,253

  Net realized gains (losses)
     on disposition of invest-
     ments                                           75,555            (123,460)              413,112

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                          285,452           6,904,009             7,577,971

  Contributions:
     Employer allocated                              -                2,596,344             2,596,344
     Employer unallocated                            -                  560,014               560,014
     Employees                                      466,460              -                  2,418,216

  Benefit payments for
     terminations and with-
     drawals                                       (378,718)         (2,463,590)           (4,990,388)

Interest expense                                     -                 (856,015)             (856,015)
  Transfers between funds -
     net                                           (289,790)           (247,699)                -

  Income (loss) and changes
     in plan equity for year                      1,130,592           7,714,585            10,992,523

  Plan equity beginning of
     year                                         4,493,981          27,797,297            58,817,410

  Plan equity end of year                      $  5,624,573          35,511,882            69,809,933

